Exhibit 17.1

Board of Directors
Plastron Acquisition Corp. II
712 Fifth Avenue
New York, NY 10019

April 25, 2011

        Re: Resignation

To the Board of Directors:

Please be advised that effective as of April 25, 2011, I hereby resign as a director of the Board of Directors of Plastron Acquisition Corp. II (the “Company”), effective immediately.

Very truly yours, /s/ Clifford Chapman Clifford Chapman